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                                                                  EXHIBIT 99.1




                        SANTA FE ENERGY RESOURCES, INC.
                     1995 INCENTIVE STOCK COMPENSATION PLAN
                           FOR NONEXECUTIVE EMPLOYEES
                               (FIRST AMENDMENT)

        WHEREAS, there is reserved to the Board of Directors of Santa Fe Energy Resources, Inc. in Section XX of the Santa Fe Resources, Inc. 1995 Incentive Stock Compensation Plan for Nonexecutive Employees (the "Plan") the right to amend the Plan, subject to certain restrictions set forth therein; and

        WHEREAS, the Board deems it advisable to amend the Plan in the manner hereafter set forth;

        NOW, THEREFORE, the Plan is hereby amended effective as of July 1, 1995 by adding thereto the following:

              Notwithstanding anything in the Plan to the contrary, from time to time the Committee may authorize the President of the Company to grant Awards under the Plan to eligible employees and in this regard may limit the authority of the President in any manner the Committee deems appropriate, including, without limitation, a limitation on the types of Awards and/or the number of Awards (on an aggregate or individual grantee basis) and, further, may require the President to report to the Committee any grants he has made or intends to make, as the case may be."

        Except as amended and modified hereby, the Plan shall continue in full force and effect and the Plan and this amendment shall be read, taken and construed as one and the same instrument.